Filed by FS KKR Capital Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

File No. of Registration Statement: 333-251667

What’s inside: TIME-SENSITIVE INFORMATION ABOUT YOUR INVESTMENTS Your vote is needed.

We need your vote! 0000 0000 0000 0000 The special stockholder meeting will be held on May 21, 2021. NOTE: This is not an actual Control Number. Whether or not you plan to attend, your vote is very important. Please refer to the proxy card for your unique Control Number. You can vote your shares by internet, telephone or mail. Simply follow the instructions on the enclosed form. For your convenience, we’ve highlighted where you can find your unique Control Number. If you have any questions or need assistance, please call 1-833-868-3374. 3 ways to vote today 0000 0000 0000 0000 BY COMPUTER BY PHONE BY MAIL NOTE: This is not an actual Control Number. Visit www.proxyvote.com Without a proxy card: Mark, sign and date Please refer to the proxy card for your Please have your proxy card Call 1-833-868-3374 your ballot and return unique Control Number. in hand when accessing M–F, 9:00 AM–10:00 PM ET to it in the postage-paid the website. There are speak with a proxy specialist. envelope provided. easy-to-follow directions With a proxy card: to help you complete Call 1-800-690-6903 with the electronic voting a touch-tone phone to vote instruction form. using an automated system.

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS KKR Capital Corp. (“FSK”) or FS KKR Capital Corp. II (“FSKR” and, together, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to the Funds’ operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite stockholder approval for the Proposals (as defined below) set forth in the registration statement on Form N-14 filed with the SEC on February 25, 2021 (Registration Statement No. 333-251667), which includes a joint proxy statement of the Funds and a prospectus of FSK (the “Proxy Statement”), failure to consummate the business combination transaction involving the Funds, the price at which shares of the Funds’ common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the U.S. Securities and Exchange Commission (the “SEC”) and are also contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed and intend to file relevant materials with the SEC, including the Proxy Statement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ stockholders in connection with the Proposals are contained in the Proxy Statement. This document may be obtained free of charge from the sources indicated above.